SEC FILE NUMBER 000-53205

CUSIP NUMBER None

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Diligent Board Member Services, Inc.

Former Name if Applicable: Not applicable.

Address of Principal Executive Office (Street and Number): 39 West 37 St. 8th Floor

City, State and Zip Code: New York, NY 10018

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly or transition report of Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Diligent Board Member Services, Inc. (the “Company”) is in the process of filing Amendment No. 2 to its Form 10, which was originally filed April 30, 2008, and amended on June 30, 2008. The Company has determined that it is unable to file its Quarterly Report on Form 10-Q for the third quarter ending September 30, 2008, until it completes and files Amendment No. 2 to its Form 10.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hunter Cohen	(212) 741-8181
(Name)	(Area Code)(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

Form 10-Q for the period ended June 30, 2008.	Yes ☐	No ☒

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐	No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diligent Board Member Services, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Diligent Board Member Services, Inc.

Date: November 14, 2008 By: /s/ Hunter Cohen
Hunter Cohen
Chief Financial Officer